Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                     January 25, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:  AllianceBernstein Municipal Income Fund, Inc.
              - AllianceBernstein High Income Municipal Portfolio
              Post-Effective Amendment No. 41
              File Nos. 33-7812 and 811-04791
              -------------------------------------------------

Dear Ms. Stirling:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Municipal Income Fund, Inc. on behalf of its series, AllianceBernstein High Income Municipal Portfolio (the "Fund"), as provided orally to Young Seo of this office on December 23, 2009. The Staff's comments and our responses are discussed below.

Comment 1:          Fees and Expenses of the Portfolio: The row heading of the
                    Annual Portfolio Operating Expenses table, "Total Portfolio
                    Operating Expenses," should be revised to state "Total
                    Annual Portfolio Operating Expenses".

Response:           We have revised the disclosure in response to this comment.

Comment 2:          Fees and Expenses of the Portfolio: The caption, "Net
                    Expenses", in the Annual Portfolio Operating Expenses table should state "Total Annual Portfolio Operating Expenses
                    After Waiver and/or Expense Reimbursement.

Response:           We have removed this disclosure from the prospectus.

Comment 3:          Fees and Expenses of the Portfolio: The disclosure regarding reimbursement of fees waived in footnote (b) should be simplified.

Response:           We have removed this disclosure from the prospectus.

Comment 4:          Fees and Expenses of the Portfolio: Footnote (b) should
                    include a description of who can terminate the fee waiver arrangement and under what circumstances.

Response:           We have removed this disclosure from the prospectus.

Comment 5:          Fees and Expenses of the Portfolio: The footnote to the
                    Examples table should be deleted because it is not required by Form N-1A, although it could be briefly incorporated into the introductory paragraph.

Response:           We have removed this disclosure from the prospectus.

Comment 6:          Principal Strategies: The first sentence of the second
                    paragraph states that "[t]he Portfolio may invest without limit in lower-rated securities". This disclosure should include a reference to "junk bonds".

Response:           We have revised the disclosure in response to this comment.

Comment 7:          Principal Strategies: The Principal Strategies section
                    should include a disclosure regarding how individual securities are selected for purchase and sale.

Response:           We have revised the disclosure in response to this comment.

Comment 8:          Principal Strategies: Disclosure regarding the maturity and duration of the securities in which the Portfolio invests should be included. Alternatively, disclosure that there is no limit on maturity should be included.

Response:           We have revised the disclosure in response to this comment.

Comment 9:          Principal Risks: For Liquidity Risk, disclosure that
                    investments in lower-rated securities (junk bonds) may also not be liquid should be added.

Response:           We have revised the disclosure in response to this comment.

Comment 10:         Principal Risks: The third paragraph of the Principal
                    Strategies section states that the Portfolio may invest in mortgage related securities. Disclosure regarding prepayment risk should be included.

Response:           Prepayment risk is not a principal risk for the Portfolio.
                    We have not revised the disclosure in response to this comment.

Comment 11:         Performance Information: Only the first sentence is required under Form N-1A. The rest of the disclosure should be either streamlined or deleted.

Response:           We have revised the disclosure in response to this comment.

Comment 12:         Purchase and Sale of Portfolio Shares: The footnote to the
                    Purchase Minimums table should be deleted because it is not required under Form N-1A.

Response:           We have revised the disclosure in response to this comment.

Comment 13:         Tax Information:  Disclosure should address AMT.

Response:           We have revised the disclosure in response to this comment.

                                      * * *

     We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.



                                                     Sincerely,

                                                     /s/ Young Seo
                                                     -------------
                                                         Young Seo



cc:      Andrew L. Gangolf, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.


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